SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of October 2005
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of October 2005, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated October 5, 2005
2. Press Release dated October 18, 2005
3. Press Release dated October 18, 2005
4. Press Release dated October 19, 2005
5. Press Release dated October 24, 2005

TABLE OF CONTENTS

SIGNATURE
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.

By: /s/ Brent Flichel

Name: Brent Flichel
Title: Vice President Finance and CFO
Dated: October 31, 2005

FOR . IMMEDIATE . RELEASE
Spectrum Signal Processing Awarded Contract for Upgrade of
Globalstar LLC Satellite Communications Gateway
Columbia, MD – October 5, 2005 – Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc., today announced a $1.0 million contract with Globalstar LLC as the first stage of a broader satellite gateway upgrade to provide Globalstar’s customers with enhanced asset tracking functionality.
The initial contract for the supply of SDR-3000 hardware, software and related application engineering services is expected to be complete by early 2006. Following this, Globalstar will conduct test and validation procedures related to the upgraded software-defined gateway functionality. Upon successful validation, Globalstar is expected to upgrade a portion of its network. If effected, each gateway upgrade will require approximately $500,000 of Spectrum hardware and engineering services.
Certain government, homeland security and emergency response customers such as the US Federal Emergency Management Agency (FEMA) are challenging Globalstar to provide enhanced asset tracking. Globalstar is responding by software defining its satellite gateway infrastructure to accommodate the complex waveforms required by such applications and to enable a variety of Radio Frequency Identification (RFID) based asset tracking applications.
“Globalstar can only remain a leader in the satellite communications market by profitably anticipating and addressing its customers’ needs,” stated Anthony Navarra, President of Globalstar. “Spectrum’s software defined radio expertise will assist us immeasurably in accommodating the advanced waveforms required by our customers.”
“Our customers, whether commercial or government, rely upon Spectrum to provide them with leading-edge, commercially available solutions that reduce the time, cost and technical risks of their programs,” stated James P. Atkins, President of Spectrum Signal Processing (USA) Inc. ”This is a very significant opportunity for Spectrum that solidifies our strong position in satellite communications applications.”
Spectrum’s flexComm™ SDR-3000 software defined radio transceiver platform is designed specifically for the implementation of dynamically reconfigurable, high-performance, high-density CompactPCI-based software defined radios. The SDR-3000 supports hundreds of simultaneous transmit and receive channels, each with an independent air interface protocol. Virtually any air interface can be supported by the SDR-3000 platform, making it ideally suited for use in military communications, electronic warfare, signals intelligence, spectrum monitoring, satellite communications and test and measurement. For more information on the SDR-3000, please visit www.spectrumsignal.com/products/sdr/sdr_3000.asp
ABOUT GLOBALSTAR LLC
Globalstar LLC offers high value, quality satellite voice and data services to commercial and recreational users from virtually anywhere in more than 120 countries. The company’s voice and data products include mobile and fixed satellite units, simplex and duplex satellite data modems and flexible service packages. Many industries benefit from Globalstar with increased productivity from remote areas beyond cellular and landline service. Global customer segments include: oil and gas, government, mining, forestry, commercial fishing, utilities, military, transportation, heavy construction, as well as individual users. For more information, visit Globalstar’s web site at www.globalstar.com

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ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™ flexComm is a trademark of Spectrum Signal Processing Inc.
SPECTRUM CONTACTS
Brent Flichel
Business Media and Investor Relations
Phone: 604.676.6733
Email: brent_flichel@spectrumsignal.com

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FOR . IMMEDIATE . RELEASE
Spectrum Announces Next-Generation Software Defined Radio
Products for Deployment in Harsh Tactical MILCOM Environments
SDR-4000 now available for high volume small form factor applications
Atlantic City, NJ – October 18, 2005 – Spectrum Signal Processing Inc. today announced at MILCOM 2005 the launch of its SDR-4000 rugged 3U CompactPCI® line of software defined radio (SDR) solutions. The SDR-4000 flexCommTM product family leverages proven SDR-3000 technology, integrating high-performance commercial-off-the-shelf (COTS) hardware, software and services for the development and deployment of black-side wireless modem solutions for tactical military communications (MILCOM) systems. It includes a high-speed dual transceiver module and high-performance processing engine available in conduction or air-cooled versions suitable for both harsh and benign environments. The SDR-4000 is tested in accordance with military standard MIL-STD-810 ensuring it is ready for deployment in many applications requiring ruggedization. The 3U cPCI form factor and flexible design make the SDR-4000 ideally suited for volume production.
Architected specifically for rugged tactical MILCOM applications, the SDR-4000 delivers high-speed, low latency deterministic data through an innovative product design that combines heterogeneous processing elements, high-speed communication fabrics and a comprehensive software environment suitable for Software Communications Architecture (SCA)-compliant waveforms.
“We designed the SDR-4000 as a tactical MILCOM solution that our customers can take from their lab to the field,” said Mark Briggs, Spectrum’s Vice President of Marketing. “Developers can immediately deploy our off-the-shelf SDR-4000 offering, while concurrently leveraging Spectrum’s engineering services to refine the product to meet their precise size, weight, power consumption and production cost targets. This optimization service is part of Spectrum’s modified COTS program, that is crucial for meeting the specific needs of harsh environments and large scale production.”
“The SDR-4000 product family was developed to meet the needs of defense customers who are demanding smaller, more power-efficient systems in the field and is a logical extension to our SDR-3000 product line,” said Pascal Spothelfer, Spectrum’s Chief Executive Officer. “By offering the market a deployable rugged solution we are advancing in lock step with the SDR tactical MILCOM market, which is moving from the development stage to the field trial and deployment stages. Having already delivered this industry leading product to multiple customers puts us in a very strong position in this market.”
The two main hardware components within the SDR-4000 series are the PRO-4600 SDR modem processing engine and the XMC-3321 dual-transceiver I/O mezzanine card. The system combines the processing power of the Xilinx® Virtex-4™, the Freescale® PowerQUICC™ III PowerPC™ and Texas Instruments’ TMS320C64x™ digital signal processor elements into a single system. These three processors are required to implement the diverse set of waveforms typically employed in military communications systems. Together, these products provide a wireless modem that accommodates two channels per slot. The package includes Spectrum’s quicComm™ software, a hardware abstraction layer that facilitates platform programming and code portability. For instance, quicComm allows applications developed on the SDR-3000 to be readily ported to the SDR-4000. Also provided are comprehensive software examples that demonstrate application data flows that simplify and accelerate development initiatives. Technical support services and training courses are part of this extensive product offering. Details on the SDR-4000 can be found at http://www.spectrumsignal.com/products.

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The SDR-4000 is available for order immediately.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™ flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.
® Xilinx is a registered trademark of Xilinx Inc.
™ Virtex-4 is a trademark of Xilinx Inc.
™ Freescale is a trademark of Freescale Semiconductor Inc.
™ PowerQUICC is a trademark of Motorola Inc.
® PowerPC is a registered trademark of International Business Machines Corporation
® CompactPCI is a registered trademark of the PCI™ Industry Computers Manufacturer’s Group
™ PCI is a trademark of the Peripheral Component Interconnect – Special Interest Group (PCI-SIG)
™ TMS320C64x is a trademark of Texas Instruments
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

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FOR . IMMEDIATE . RELEASE
Spectrum Signal Processing Introduces Rapid-Prototyping Platform
with Single Slot Modem for Wideband MILCOM Applications
Atlantic City, NJ – October 18, 2005 – Spectrum Signal Processing Inc. today announced at MILCOM 2005 the flexComm™ SDR-3000 SMRDP, an “RF to Ethernet” wideband military communications (MILCOM) rapid-prototyping and development platform. This fully integrated, commercial-off-the-shelf (COTS) software defined radio platform is designed to reduce the effort and schedule required for the development of both Software Communications Architecture (SCA) and non-SCA-enabled MILCOM programs. The SDR-3000 SMRDP is a ‘skinny’ version of Spectrum’s SDR-3000 MRDP, launched November 2004, providing a single-slot modem hardware solution integrating the latest Xilinx® Virtex-4™ field programmable gate array (FPGA) technology with Spectrum’s proven MPC7410 PowerPC™ and TMS320C64x™ digital signal processing technology. The SDR-3000 SMRDP is specifically targeted at customers who need to start with one transceiver channel and scale up in single channel increments. This platform can be expanded and extended utilizing any of the cards and modules in the flexComm product line. The SDR-3000 SMRDP integrates Spectrum’s SDR-3000 SCA-enabled platform with a DRT 2110 radio frequency (RF) front-end transceiver from Digital Receiver Technology, Inc. (DRT) based in Germantown, MD, providing a complete “RF to Ethernet” solution operating from 20 MHz to 3GHz.
“The SDR-3000 SMRDP takes advantage of the latest FPGA and XMC module technology to provide effectively the same per-channel functionality as our SDR-3000 MRDP, scaled down to fewer modem processing slots and offered at a lower price. The faster FPGAs enable us to serialize the architecture of the digital down converter and digital up converter cores, which in turn allows us to pack in more functionality,” said Mark Briggs, Spectrum’s Vice President of Marketing. “Our continually expanding line of XMC-based modules gives our customers more options to evolve their systems to support various narrow and wide band applications.”
The SDR-3000 SMRDP provides a turnkey black-side processing system for Joint Tactical Radio System (JTRS) and other MILCOM developers. This system includes sample application software and FPGA cores supporting frequency agile operation. The example software and cores include the source code, a key enabler in accelerating our customers’ development efforts. In addition, the software and cores provide the following capabilities:
•	Programmable resource-optimized digital up and down converters

•	Time stamping and time triggering facility suitable for time-sensitive or time-slotted applications

•	RF control application programming interface to manage the RF subsystem
The SDR-3000 SMRDP system is based upon Spectrum’s SDR-3000 software defined radio processing and analog-to-digital/digital-to-analog converter boards in a four slot 2U CompactPCI® chassis, which leaves ample room for future expansion. These components are integrated with the DRT 2110 RF transceiver subsystem consisting of four cards (RFT2, TEX, REF2 and CTRL12 single-board computer) in a 20-slot 3U CompactPCI chassis. The system includes all software application libraries, including digital down-conversion and digital up-conversion FPGA cores, operating systems and an SCA Core Framework. The system is flexible, scalable and can be customized as required.
The package includes Spectrum’s quicComm™ software, a hardware abstraction layer that facilitates platform programming and code portability. Technical support services and training courses are part of this comprehensive product offering.

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Additional product information can be found at http://www.spectrumsignal.com/products
The SDR-3000 SMRDP is available for order immediately.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™ flexComm and quicComm are trademarks of Spectrum Signal Processing Inc.
® Xilinx is a registered trademark of Xilinx Inc.
™ Virtex-4 is a trademark of Xilinx Inc.
™ Freescale is a trademark of Freescale Semiconductor Inc.
® PowerPC is a registered trademark of International Business Machines Corporation
® CompactPCI is a registered trademark of the PCI™ Industry Computers Manufacturer’s Group
™ PCI is a trademark of the Peripheral Component Interconnect – Special Interest Group (PCI-SIG)
™ TMS320C64x is a trademark of Texas Instruments
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark briggs@spectrumsignal.com	Email: brent flichel@spectrumsignal.com

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MEDIA ADVISORY
Spectrum Signal Processing to Host 2005 Third Quarter Results Conference Call
and Live Audio Webcast
Burnaby, B.C., Canada – October 19, 2005 – Spectrum Signal Processing Inc. will release its third quarter results after market close on Wednesday, November 2, 2005. At 1:30 pm Pacific / 4:30 pm Eastern time the same day, Pascal Spothelfer, Spectrum’s President & CEO, will host a conference call to discuss the financial results for the third quarter.
To access the Spectrum Conference Call:
Date: Wednesday, November 2, 2005
Time: 1:30 pm Pacific / 4:30 pm Eastern
Dial-in number: 1.866.497.3339. A replay of the call will be available from November 2, 2005 to November 16, 2005 and can be accessed by dialing 1.866.501.5559 followed by the access code 21157146#.
Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. The replay will be available on Spectrum’s web site until November 16, 2005.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm™ product line is available at www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
Some of the statements contained in this press release are forward-looking statements that involve a number of risks and uncertainties. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The company may or may not update these forward-looking statements in the future.
™ flexComm is a trademark of Spectrum Signal Processing Inc.
SPECTRUM CONTACT
Brent Flichel
Business Media and Investor Relations
Tel: 604.676.6733
Email: brent_flichel@spectrumsignal.com

FOR . IMMEDIATE . RELEASE
Spectrum Signal Processing Obtains US General Services
Administration Listing
Columbia, MD – October 24, 2005 – Spectrum Signal Processing (USA) Inc., a subsidiary of Spectrum Signal Processing Inc., today announced the listing of its products and services in the U.S. Government’s General Services Administration (GSA) catalogue.
The GSA helps federal agencies acquire space, products and services by contracting with federal and commercial sources. The GSA assists buyers by negotiating large multi-user contracts and leveraging the volume of the federal market to drive down prices. From a seller’s perspective, the GSA offers businesses the opportunity to sell increased volumes of products and services to federal agencies through its contract vehicles.
Most GSA contracts are for standard services and commercial-off-the-shelf (COTS) products and services including a wide range of communications electronics products and professional engineering services. Spectrum has listed a number of its COTS products and engineering services in the GSA catalogue. The listing will allow all branches of the US government, including military and civilian agencies, to purchase Spectrum’s software-defined radio products and services in a timely, efficient manner.
“Our GSA listing will streamline direct sales to the US government and help us to shorten the sales cycle for such transactions,” stated James P. Atkins, President of Spectrum Signal Processing (USA) Inc. “Our government customers will receive Spectrum’s leading software defined radio products on most favorable pricing terms and will also benefit from this established contracting vehicle offered by the GSA.”
ABOUT THE US GENERAL SERVICES ADMINISTRATION
The U.S. GSA is a centralized federal procurement, property management and policy agency created by congress to improve government efficiency and help federal agencies better serve the public. GSA acquires, on behalf of federal agencies, office space, equipment, telecommunications, information technology, supplies and services. It also plays a key role in developing and implementing government-wide policies. GSA’s 13,000 associates provide services and solutions for the office operations of more than one million federal workers in more than 8,000 buildings the government owns and leases in 2,000 U.S. communities.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.

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This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. Although Spectrum has received orders for shipping flexComm product, development delays and customer issues could delay shipments. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™ flexComm is a trademark of Spectrum Signal Processing Inc.
SPECTRUM CONTACT
Mark Briggs
Technical and Trade Media
Phone: 604.676.6743
Email: mark_briggs@spectrumsignal.com

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